April 23, 2019

Christopher Constable
Chief Financial Officer
Blue Star Foods Corp.
3000 NW 109th Avenue
Miami, FL 33172

       Re: Blue Star Foods Corp.
           Amendment No. 1 to Registration Statement on Form S-1
           Filed April 12, 2019
           File No. 333-229232

Dear Mr. Constable:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 15, 2019 letter.

Form S-1/A filed April 12, 2019

Prospectus Cover Page, page 2

1. We note your response to prior comment 1. Please revise your disclosure here and elsewhere, as appropriate, to clarify whether the lock-up agreements permit the sale of the shares subject to the registration statement and the dates that such shares will no longer be subject to the the lock-up provisions. In this regard, we note that footnotes 20 and 21 to the selling stockholders table on page 27 indicate that a substantial number of the shares subject to this registration statement are subject to the lock-up provisions restricting the selling stockholder from sales or dispositions in excess of 50% of all of the common stock held by (or issuable to) the selling stockholder and at a price below $2.20 per share.
 Christopher Constable
FirstName LastNameChristopher Constable
Blue Star Foods Corp.
Comapany NameBlue Star Foods Corp.
April 23, 2019
Page 23,
April 2 2019 Page 2
FirstName LastName
Risk Factors
Risks Related to Our Reliance on Third Parties
We are primarily dependent on two suppliers to provide our crab meat product., page 11

2. Your revised disclosure on page 11 states that you had two suppliers accounting for 93%
         of purchases in 2018, and that Bacolod accounted for 49% of purchases in 2018.
         However, on page 39, you state that you had "two suppliers which accounted for approximately 76% of the Company's total purchases during the year ended December 31,
         2018." You subsequently state on page 39 that, "These two suppliers are located in
         Indonesia and the Philippines and accounted for approximately 93% of the Company's total purchases during 2018" and then state, "Five non-affiliated suppliers . . . made up the balance of the 44% of the supply concentration." Finally, on page F-12, you state that you
         "had three suppliers which accounted for approximately 87% of the Company's total purchases during the year ended December 31, 2018. These three suppliers are located in two countries, Indonesia, and the Philippines, which accounted for approximately 93% of the Company's total purchases during the year ended December 31, 2018." Please revise to provide clear and consistent disclosure regarding your suppliers throughout your filing.
         In addition, if the disclosure on page 11 which states that you had "two suppliers accounting for 93% of purchases in 2018" and "Bacolod accounted for 49% of purchases in 2018" is accurate, please revise to disclose the name of the other supplier referenced here. Refer to Item 101(h)(4)(v) of Regulation S-K, which requires, "[t]o the extent material to an understanding of the smaller reporting company...the names of principal suppliers."
       You may contact Jeannette Wong, Staff Accountant, at (202) 551-2137 or Ethan
Horowitz, Accounting Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Parhaum J. Hamidi,
Attorney-Adviser at (202) 551-3421 or Karina V. Dorin, Attorney-Adviser, at
(202) 551-3763
with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Natural Resources